630, René-Lévesque O.
Suite 2500
Montréal (Québec) H3B 1S6
CANADA
T +1 514.866.2111
F +1 514.866.2116

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities Commission
NYSE Amex

Re: "Technical Report 43-101 on the Preliminary Assessment for the Joanna Gold Project (May 22, 2008) prepared for Aurizon Mines Ltd. (the "Company").

Pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of the undersigned to the public filing of the Technical Report and to extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31st day of March, 2009.

Signature of Qualified Person

Patrice Live, Eng.
Print Name of Qualified person

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